Exhibit (d)(8)

Merrill Lynch, Pierce, Fenner & Smith
       Incorporated
One Bryant Park
New York, NY 10036

Goldman, Sachs & Co.
200 West Street
New York, NY 10282

July 26, 2012

Mr. Philip Z. Weisberg FX Alliance Inc.
909 Third Avenue, 10th Floor
New York, NY 10022

Mr. Philip Z. Weisberg
Trustee
Philip Z. Weisberg 2012 Grantor Annuity Trust
909 Third Avenue, 10th Floor
New York, NY 10022

RE:   Partial Waiver of Lock-Up Agreement

Dear Mr. Weisberg:

Reference is made to that certain Lock-Up Agreement (the "Agreement"), dated January 20, 2012, among you and Goldman, Sachs & Co. and Merrill Lynch, Pierce, Fenner & Smith Incorporated ("Merrill Lynch"), as representatives of the Underwriters, as defined therein, pursuant to which you agreed to certain restrictions, including restrictions on contracting to sell certain securities of FX Alliance Inc. (the "Company") without the prior written consent of Goldman, Sachs & Co. and Merrill Lynch. Reference is also made to that certain letter to and Goldman, Sachs & Co. and Merrill Lynch, dated June14, 2012, pursuant to which you as trustee of the Philip Z. Weisberg 2012 Grantor Annuity Trust (the "Trust") agreed to be to be bound by the restriction set forth in the Agreement with respect to Company securities held by the Trust and not to transfer those securities except in accordance with the Agreement.

The undersigned understand that the Company has entered into a definitive agreement with Thomson Reuters Corporation and certain of its subsidiaries (together, "Thomson Reuters"), pursuant to which Thomson Reuters will conduct a tender offer (the "Tender Offer") to acquire all of the outstanding common stock, par value $0.0001 per share, of the Company (the "Common Stock"). In connection with the Tender Offer, in your individual capacity and in your capacity as trustee of the Trust, you have entered into a Tender and Support Agreement, dated July 8, 2012, with Thomson Reuters Corporation, Thomcorp Holdings Inc. and CB Transaction Corp. (the "Support Agreement"). Under the Support Agreement, in your individual capacity and in your capacity as trustee of the Trust, you have agreed that, effective upon the earlier of (i) the expiration of the Lock-Up Period (as defined in the Agreement), and (ii) the effectiveness of a waiver of or amendment to the Agreement expressly permitting you in your individual capacity and in your capacity as trustee of the Trust to take the actions contemplated by the Support Agreement, you will, among other things, tender the shares of Common Stock beneficially owned by you (including shares that may be deemed to be beneficially owned by you in your capacity as trustee of the Trust) into the Tender Offer and refrain from certain transfers of, or granting certain rights with respect to, such shares.

The undersigned hereby grant an unconditional, irrevocable waiver of the application of the Agreement with respect to the performance of your obligations in your individual capacity and in your capacity as trustee of the Trust pursuant to the Support Agreement. For the avoidance of doubt, the Agreement shall continue in full force and effect in accordance with its terms other than with respect to the performance by you of the Support Agreement.

The undersigned understand that you, in your individual capacity and in your capacity as trustee of the Trust, are relying upon the above waiver and release in any transactions that you may undertake in connection with the Tender Offer and the acquisition of the Company by Thomson Reuters. This letter shall be governed by, and construed in accordance with, the laws of the State of New York.

Goldman, Sachs & Co.
By:	/s/ Goldman, Sachs & Co.
(Goldman, Sachs & Co.) Michael Wise

Merrill Lynch, Pierce, Fenner & Smith Incorporated
By:	/s/ John D. Moriarty
	Name:	John D. Moriarty
	Title:	Managing Director